

INVESTOR FAQ

❓ WHEN WILL I GET MY INVESTMENT CONTRACT?

All the startups on wefunder must raise (reservation) $50K before formally submitting our offering to the U.S. Securities and Exchange Commission (SEC).

📌 IMPORTANT:

Your funds are not charged during this phase. Only after we receive SEC approval will you be sent an official contract to confirm your investment and only then will your money be processed

📌 You are free to make adjustments or cancel until we receive SEC approval.

❓ CAN I INVEST IF I LIVE OUTSIDE THE UNITED STATES?

Wefunder accepts international investors, but there are restrictions. Residents of certain Canadian provinces, select European countries and other jurisdictions classified as restricted or banned are not eligible to invest due to regulatory limitations.

❓ HOW WILL I GET MY RETURNS PAID BACK?

your returns will be paid directly to you through the bank account or payment method you link to your Wefunder profile.

❓ HOW SAFE IS MY INVESTMENT?

All investments carry risk. While we are fully committed to success, and with strong community support behind us, we are more confident than ever in our mission and potential to deliver meaningful returns both financially and impactfully.

For more FAQs please visit www.wefunder.com